ATLATSA ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2013

Significant improvements in year-on-year Q1 operating performance

Year-on-year ZAR PGM unit costs decrease by 13% on improved production and operational efficiencies

May 14, 2013 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three months ended March 31, 2013. This release should be read together with the Company’s Financial Statements, Management Discussion & Analysis filed on www.atlatsaresources.co.za and www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Chief Executive Officer, Harold Motaung, says, “The Company has achieved significant improvements in its operating performance and increased production volumes despite this being a traditionally challenging quarter. Most importantly, the new management continues to demonstrate a positive upward trend in operating performance, with all key operating metrics showing significant year-on-year improvements. With the Revised Restructure Plan near completion, Bokoni is well-funded and well-positioned as an emerging, long-life mid-tier PGM producer”.

First quarter highlights:

  Production normalises after Q4 2012 unprotected strike action at Bokoni.

  Significant improvements in operating performance, with tonnes milled improving by 25% and PGM* ounces produced improving by 30% in Q1 2013 compared with Q1 2012.

  Absolute costs in $ terms remain relatively flat year-on-year, with Rand/ PGM ounce unit costs decreasing by 13% year-on-year as a result of improved production volumes and efficiencies.

  Material improvement in year-on-year financial metrics, with cash operating profit and EBITDA improving by 110% and 232%, respectively.

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

  Revised restructure plan announced with Anglo American Platinum Ltd, which will result in Company debt reduction of 75% and the Bokoni group being fully financed on attractive terms through to 2020.

  Merensky open cast mining operations approved to commence in Q2 2013.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the period under review.

Operating results		Q1 2013	Q1 2012	% Change
Tonnes milled	T	302,964	243,054	24.6
Recovered grade	g/t milled,4E	3.83	3.58	7.0
4E oz produced	Oz	36,043	27,799	29.7
UG2 mined to total output	%	34.36	33.80	1.7
Primary development	M	1,956	2,547	(23.2)
Capital expenditure	$m	12.0	6.9	74.0
Operating cost/tonne milled	ZAR/t	1,283	1,423	9.8
Operating cost/4E oz	ZAR/4E oz	10,786	12,442	13.3
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	0.97	1.46	33.6
Total permanent labour (mine operations)	Number	3,516	3,503	0.4
Total contractors (mine operations)	Number	1,550	1,611	(3.8)

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q1 2013	Q1 2012	% Change
Revenue	45,081	34,079	32.3%
Cash Operating costs	44,037	43,949	(0.2%)
Cash Operating profit/(loss)	1,044	(9,870)	110.6%
Operating margin	2%	(29%)	106.9%
EBITDA	17,976	(13,600)	232.2%
Loss after tax	(4,625)	(41,267)	88.8%
Non-controlling interest	1,540	(19,729)	107.8%
Loss attributable to Atlatsa shareholders	(6,165)	(21,538)	128.6%
Basic and diluted loss per share - cents	1	5	80.0%

Safety

Atlatsa again reported a pleasing safety performance for the quarter, celebrating a million fatality free shifts. This is a tribute to management, employees, unions and the active engagement with the South African Department of Mineral Resources on safety matters. Atlatsa’s LTIFR improved to 0.97 (33.6%) per 200,000 hours worked when compared to the Q1 2012 LTIFR of 1.46.

Operational results

The new management team at Bokoni Mine continues to demonstrate a positive trend in operating performance, with all key operating metrics showing significant year-on-year improvements.

During Q1 2013, the Bokoni Mine produced 36,043 PGM ounces as compared to 27,779 4E ounces during Q1 2012. Tonnes delivered to the concentrator plant in Q1 2013 increased by 22.4% when compared to Q1 2012, and tonnes milled increased by 24.6% over the comparative period.

Primary development decreased by 23.2% in Q1 2013 when compared to Q1 2012. This was due to planned development decreases being implemented, primarily related to the UG2 ramp up operations, as a result of a deferral of the UG2 Delta 80 expansion plans and adoption of a new operating plan at Bokoni through to 2020, as detailed in the Company’s announcement on March 27, 2013.

A strong focus remains on continuously improving recovered grade at the operations. New initiatives, which will result in a change in the mining cut at the Merensky operations, together with other quality mining practices, should begin to yield positive results during Q2 2013.

Mining flexibility through creating sufficient spare mining panels at the operations remains a key focus, especially at the Merensky operations which experience a higher incidence of geological potholing.

Open cast mining operations

During the quarter the Company approved a project for the commencement of open cast mining operations in the Merensky Reef at Bokoni Mine. It is anticipated that mining will commence in Q2 2013. These operations should have a positive impact on production volumes and further reduce unit costs at Bokoni going forward.

Wage negotiations

Bokoni Mine management has initiated preliminary engagements with its recognised unions regarding wage negotiations, due to commence in June 2013. The current two year wage agreement at Bokoni Mine terminates in July 2013.

Financial results

Revenue sales were $45.1 million for Q1 2013 compared to $34.1 million for Q1 2012.

The ZAR PGM basket price achieved for Q1 2013 was 16.9% higher year-on-year at ZAR11,562, when compared to ZAR9,887 for Q1 2012, whilst the US$ PGM basket price only improved by 1.4% year-on-year to $1,291, compared to US$1,273 in Q1 2012.

Despite increased production volumes, cash operating costs for Q1 2013, measured in $ terms, remained relatively flat year-on-year, increasing by $0.5 million to $44.4 million.

ZAR PGM ounce unit costs decreased by 13.3% year-on-year from ZAR12,442 to ZAR10,786, whilst US$ PGM ounce unit costs decreased by 26.4% year on year from $1,622 to $1,194.

Absolute and unit cost cutting initiatives remain a key focus at the operations, with further reductions in unit costs anticipated from Q2 2013 onwards as a result of continued efficiency improvements, together with the commencement of the Merensky open cast mining operations.

Earnings

The Company recognised a fair value gain of $20.6 million arising from the implementation of phase one of the Revised Restructure Plan, which took place on September 28, 2012. This had a positive impact on the Company’s earnings for the period.

The Company achieved an operating profit of $8.3 million for Q1 2013, when compared to an operating loss of $23.4 million for Q1 2012, whilst cash operating profit and EBITDA improved year-on-year by 110% and 232%, respectively.

The basic and diluted loss per share improved by 80% year-on-year from 5 cps to 1 cps.

Revised Restructure Plan

On March 27, 2013, the Company announced that it had entered into a ZAR3.5 billion (US$380 million) Revised Restructure Plan with Anglo American Platinum, which will have a material positive impact on the Company’s operational and financial outlook going forward.

The implementation of the Revised Restructure Plan remains subject to the fulfilment or, where appropriate, waiver of the following conditions precedent:

  Approval by the shareholders of both Atlatsa Resources and Atlatsa Holdings;
  All of the agreements constituting the Revised Restructuring Plan becoming unconditional;
  To the extent required, unconditional approval by the Competition Authorities of South Africa;
  To the extent required, unconditional approval by the South African Reserve Bank; and
  Approval of the transaction by the relevant regulatory authorities including the TSX Venture Exchange, JSE Limited, NYSE-MKT, the South African Department of Mineral Resources and ministerial approval of the transfer of mineral rights.

The Revised Restructure Plan is anticipated to be completed by 30 September, 2013.

For additional information on the Revised Restructure Plan refer to the news releases of Atlatsa dated February 2, 2012, September 27, 2012 and March 27, 2013 as well as the material change reports filed on February 13, 2012 and September 27, 2012 and April 8, 2013, all of which are available at www.sedar.com and the Company’s website www.atlatsaresources.co.za.

Accounting Policies and Going Concern

The FY 2012 financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the Revised Restructure Plan described above is successfully approved by Atlatsa shareholders before 30 June, 2013.

The audit report included in the Company's Annual Report on Form 20-F ("20-F") contained an opinion from its independent registered public accounting firm, KPMG Inc., which included a "going concern" explanatory paragraph. The Company discusses this matter in Note 2 to the annual financial statements for the year ended December 31, 2012, filed on March 28, 2013 on www.sedar.com, the Company’s website and in its 20-F. This press release does not represent any change or amendment to the Company's financial statements or its 20-F.

Note on conference call

Atlatsa will not be holding a conference call or presentation to accompany these results. The Company will resume detailed shareholder communications in due course.

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available at www.sedar.com.